FEE WAIVER AGREEMENT

This Agreement is entered into as of the 14th day of October, 2013 between Robert W. Baird & Co. Incorporated (the “Advisor”) and Baird Funds, Inc. (the “Corporation”), on behalf of the Baird Ultra Short Bond Fund (the “Fund”).

WHEREAS, the Advisor desires to contractually agree to waive a portion of its advisory fee as further described below.

NOW THEREFORE, the parties agree as follows:

The Advisor agrees that, for the term of this Agreement, it will waive management fees in an amount equal to an annual rate of 0.15% of the average daily net assets for the Fund.  This Agreement shall continue in effect until April 30, 2015.   This Agreement may only be terminated prior to the end of this term by or with the consent of the Board of Directors of Baird Funds, Inc. This Agreement shall automatically continue thereafter for successive renewal terms of one year each, unless either party notifies the other party of its desire to terminate this Agreement prior to such renewal.

ROBERT W. BAIRD & CO. INCORPORATED

By: _____________________________________________
Peter Hammond, Senior Vice President

BAIRD FUNDS, INC. (on behalf of the Baird Ultra Short Bond Fund)

By:_____________________________________________
Mary Ellen Stanek, President